

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2017

<u>Via E-Mail</u>
John E. Estes, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

> **Re:** **Greenhill & Co., Inc.**
> **Schedule TO-I filed September 27, 2017**
> **SEC File No. 005-79850**

Dear Mr. Estes:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>Conditions of the Offer, page 29</u>

1.   Refer to the first bullet point. It appears that your language is circular. Please revise to clarify how the "failure to consummate the Financing Arrangements" is different from "otherwise failing to satisfy the Financing Condition."

2.   We note that the offer is not completely financed and is subject to the Financing Condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4 (e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that

the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

3.   Refer to the third bullet point. Disclose the substance of section 160 of the DGCL.

4.   We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing rights will not be deemed a waiver of any right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

5.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Interests of Directors, page 36

6.   Please remove the references in footnote 2 to the disclaimer of beneficial ownership "except to the extent of his pecuniary interest." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a).

Certain Financial Information, page 38

7.   We note that you incorporated your financial statements by reference to your annual report on Form 10-K and quarterly reports on Form 10-Q. Please revise your disclosure to include all of the summarized financial information required by Item 1010(c) of Regulation M-A. See instruction 6 to Item 10 of Schedule TO.

We remind you that you are responsible for the accuracy and adequacy of your disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions